SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2009 CORPORATE EVENTS CALENDAR
(updated October 26, 2009)

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Praça Comandante Lineu Gomes S/N, Portaria 3, Aeroporto CEP 04626-900 – São Paulo-SP
Internet Site	www.voegol.com.br/ir
Director of Investor Relations	Name: Leonardo Porciúncula Gomes Pereira E-mail: ri@golnaweb.com.br Telephone: 55 11 2128-4700 Fax: 55 11 5098-7888
Responsible for Investor Relations Area	Name: Rodrigo de Macedo Alves E-mail: ri@golnaweb.com.br Telephone: 55 11 2128-4946 / 4700 Fax: 55 11 5098-7888
Publications (and locality) in which its corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2008
Event	Date
Accessible to Stockholders	03/20/2009
Publication	03/20/2009
Submission to BOVESPA	03/20/2009

Standardized Financial Statement (DFP), as of 12/31/2008
Event	Date
Submission to BOVESPA	03/20/2009

Annual Financial Statement and Consolidated Financial Statement, when applicable, in accordance with international standards, as of 12/31/2008
Event	Date
Submission to BOVESPA	03/22/2009

Cash Payments from net income from the fiscal year ended on 12/31/2008
Event	Event Date	Amount (R$)	Amount per share Common and Preferred	Payment Date
Dividends	BDM of 04/25/2008	R$36,414,106	R$0.18	06/20/2008

Annual Financial Statements – IAN, as of 12/31/2008
Event	Date
Submission to BOVESPA	05/22/2009

Quarterly Financial Statements – ITR
Event	Date
Submission to BOVESPA
Referring to 1st quarter 2009	05/14/2009
Referring to 2nd quarter 2009	08/11/2009
Referring to 3rd quarter 2009	11/09/2009

Quarterly Financial Statements in English or in accordance with international standards
Event	Date
Submission to BOVESPA
Referring to 1st quarter 2009	05/14/2009
Referring to 2nd quarter 2009	08/12/2009
Referring to 3rd quarter 2009	11/09/2009

Ordinary and Extraordinary Shareholders' Meeting
Event: Ordinary and Extraordinary Shareholders Meeting	Date
Publication of the Call Notice	04/09/2009 04/10/2009 04/11/2009
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04/09/2009
Ordinary and Extraordinary Shareholders' Meeting	04/24/2009
Submission of the Minutes of the Ordinary and Extraordinary Shareholders' Meeting to BOVESPA	04/24/2009

Extraordinary Shareholders’ Meeting
Event: Extraordinary Shareholders’ Meeting	Date
Publication of the Call Notice	08/26/2009 08/27/2009 08/28/2009
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	08/26/2009
Extraordinary Shareholders' Meeting	09/10/2009
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	09/10/2009

Public Meetings with Analysts
Event	Date
GOL DAY (NY) - Public Meeting with Analysts and Investors	06/24/2009
GOL DAY (London) - Public Meeting with Analysts and Investors	11/18/2009
GOL DAY & APIMEC - Public Meeting with Analysts and Investors	11/23/2009

Conference Call (to discuss quarterly results in IFRS)
Event	Date
4Q08 and 2008 Results	03/23/2009
1Q09 Results	05/15/2009
2Q09 Results	08/12/2009
3Q09 Results	11/10/2009

Board of Directors Meeting
Event	Date
Board of Directors Meeting – Approval of Election of the Chief Financial Officer	02/04/2009
Submission of the Minutes of Board of Directors Meeting to BOVESPA	02/04/2009
Event	Date
Board of Directors Meeting - Approval of 2007 Financial Statements and Election of Executive Officers	03/19/2009
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03/19/2009
Event	Date
Board of Directors Meeting - Resolve on the Company’s Capital Increase	03/20/2009
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03/20/2009
Event	Date
Board of Directors Meeting - Approval of 1Q09 Financial Results	05/11/2009
Submission of the Minutes of Board of Directors Meeting to BOVESPA	05/11/2009
Event	Date
Board of Directors Meeting – Homologation of Capital Increase of the Company Approved on March 20, 2009, Among Others.	06/02/2009
Submission of the Minutes of Board of Directors Meeting to BOVESPA	06/02/2009
Event	Date
Board of Directors Meeting – Change to the Committees of the Company and Appointment of Its Members.	06/17/2009
Submission of the Minutes of Board of Directors Meeting to BOVESPA	06/17/2009
Event	Date
Board of Directors Meeting - Approval of 2Q09 Financial Results	08/10/2009
Submission of the Minutes of Board of Directors Meeting to BOVESPA	08/10/2009
Event	Date
Board of Directors Meeting - Approval of the increase of the capital stock of the Company	09/22/2009
Submission of the Minutes of Board of Directors Meeting to BOVESPA	09/22/2009
Event	Date
Board of Directors Meeting - Approval of 3Q09 Financial Results	11/09/2009
Submission of the Minutes of Board of Directors Meeting to BOVESPA	11/09/2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.